Exhibit 4.2

AMENDMENT NO. 1

TO

RIGHTS AGREEMENT

This Amendment No. 1 to the Rights Agreement (this “Amendment”) is entered into as of September 8, 2011, by and between Repligen Corporation, a Delaware corporation (the “Company”), and American Stock Transfer & Trust Company, LLC (the “Rights Agent”).

WITNESSETH:

WHEREAS, the Company is party to that certain Rights Agreement, dated as of March 3, 2003 (the “Rights Agreement”), with the Rights Agent. All capitalized terms used herein and not otherwise defined shall having the meanings ascribed to them in the Rights Agreement;

WHEREAS, pursuant to Section 27 of the Rights Agreement, the Company may and the Rights Agent shall, if the Company so directs, supplement or amend the Rights Agreement without the approval of any holders of certificates representing shares of Common Stock of the Company; and

WHEREAS, the Company now desires to amend the Rights Agreement as set forth in this Amendment and, pursuant to Section 27 of the Rights Agreement, the Company hereby directs that the Rights Agreement should be amended as set forth in this Amendment.

NOW THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereto hereby agree as follows:

1. Amendment to Section 1. The definition of “Final Expiration Date” in Section 1 of the Rights Agreement is hereby amended and restated in its entirety to read as follows:

“‘Final Expiration Date’ shall mean September 8, 2011.”

2. Effectiveness. This Amendment shall be deemed effective as of the date first above written, as if executed on such date. Except as expressly set forth herein, this Amendment shall not by implication or otherwise alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Rights Agreement, all of which shall be otherwise unaffected.

3. Governing Law. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such state applicable to contracts to be made and performed entirely within such state.

4. Counterparts. This Amendment may be executed in any number of counterparts, which shall for all purposes be deemed an original, and all such counterparts together shall constitute but one and the same instrument. Originally executed counterparts may be delivered by facsimile or similar means of electronic transmission, including “PDF,” and any such delivery shall be valid for all purposes as delivery of a manual signature and equally admissible in any legal proceedings to which any party is a party.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

REPLIGEN CORPORATION.

By:	/s/ Walter C. Herlihy
Name: Title:	Walter C. Herlihy Chief Executive Officer

AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC, AS RIGHTS AGENT

By:	/s/ Isaac Kagan
Name: Title:	Isaac Kagan Vice President